Exhibit (d)(5)

Moody’s Corporation

7 World Trade Center

250 Greenwich Street

New York, New York 10007

United States of America

PRIVATE AND CONFIDENTIAL

August 24, 2018

Reis, Inc.

1185 Avenue of the Americas

New York, New York 10036

Attention: Lloyd Lynford

Dear Lloyd:

Reis, Inc., a Maryland corporation (the “Company”), has advised Moody’s Corporation, a Delaware corporation (“Moody’s”, and together with the Company, the “Parties”) that it wishes to continue discussions with Moody’s regarding a possible acquisition by Moody’s of 100% of the issued and outstanding shares of capital stock of the Company on the terms set forth in the letter dated August 22, 2018 submitted by Moody’s to the Company (an acquisition on such terms, the “Possible Transaction”). In consideration for, among other things, the willingness of Moody’s to devote such time, effort and resources in connection with the pursuit of the Possible Transaction, the Parties, intending to be legally bound, hereby agree as follows (this “Agreement”):

1. (a)

During the period commencing on the date of this Agreement and ending on the earlier to occur of (i) 5:00 p.m. New York City time on August 29, 2018 (or such later date as mutually agreed in writing by Moody’s and the Company), or (ii) the date of execution and delivery of a definitive written agreement with respect to the Possible Transaction (the “Exclusivity Period”), the Company and Moody’s intend to negotiate regarding the Possible Transaction, and the Company shall not, and shall not permit any of its subsidiaries and its and their respective officers, directors, employees, investment bankers, attorneys, accountants, professional advisors, agents and other representatives (collectively, the “Representatives”) to, directly or indirectly:

(i)	initiate, encourage, or solicit any inquiries with respect to any Alternative Transaction Proposal (as defined below) or the making of any Alternative Transaction Proposal;

(ii)	participate in any discussions or negotiations, or provide any nonpublic information to any person relating to or in connection with an Alternative Transaction Proposal;

(iii)	approve or recommend, or publicly announce an intention to approve or recommend, any Alternative Transaction Proposal; or

(iv)	enter into any letter of intent, agreement in principle, acquisition agreement or agreement (other than a confidentiality agreement) relating to any Alternative Transaction Proposal.

(b)

As used in this Agreement, “Alternative Transaction Proposal” means any inquiry, proposal or offer made by any individual, corporation, limited liability company, partnership, association, trust or any other entity or organization, including a governmental authority (“Person”) or group of Persons (other than Moody’s or any affiliate thereof) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions (including any merger, consolidation, tender offer, exchange offer, stock or cash acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction), (i) beneficial ownership (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended) of five percent (5%) or more of any class of equity securities of the Company (other than equity securities of the Company issued pursuant to any Company employee benefit or incentive plan in effect on the date hereof) or (ii) any assets of the Company or its subsidiaries that constitute five percent (5%) or more of the revenues or assets of the Company and its subsidiaries, taken as whole (except such sales of assets made in the ordinary course of business in accordance with the past practices of the Company).

2.

Immediately upon the execution of this Agreement, the Company shall, and shall cause each of its Representatives to, discontinue any ongoing discussions or negotiations relating to a possible Alternative Transaction Proposal.

3. (a)

In the event that, during the Exclusivity Period, a bona fide Alternative Transaction Proposal is received by any of the Company and its Representatives after the date hereof other than in breach of Section 1(a)(i) hereof (an “Unsolicited Proposal”), and the board of directors of the Company determines after consultation with the Company’s outside legal and financial advisors, (x) that such Unsolicited Proposal constitutes, or is reasonably likely to result in, a Superior Proposal, and (y) to engage or participate in negotiations or discussions with, and provide nonpublic information to, the Person(s) or entities relating to such Unsolicited Proposal in accordance with Section 3(b) hereof, the Company shall promptly (and in no event more than 24 hours after such determination by the Company to engage or participate in such negotiations or discussions) notify Moody’s of the material terms of such Unsolicited Proposal which information shall be provided and held confidential by Moody’s pursuant to the terms of the Confidentiality Agreement (as defined below).

(b)

Notwithstanding anything to the contrary in this Agreement, the Parties agree that the Company may, and may permit its Representatives to, directly or indirectly, engage or participate in negotiations or discussions with, and provide nonpublic information to, any Person(s) or entities relating to any Unsolicited Proposal that the board of directors of the Company determines, after consultation with the Company’s outside legal and financial advisors constitutes, or is reasonably likely to result in, a Superior Proposal (as defined below). “Superior Proposal” means an Unsolicited Proposal on terms that the board of directors of the Company determines in good faith (after consultation with its legal counsel and financial advisors and taking into account all financial, legal, regulatory and any other aspects of the Unsolicited Proposal that the board of directors of the Company deems relevant), are more favorable, from a financial point of view, to the stockholders of the Company than the proposal (including any proposal made subsequent to the date hereof) made by Moody’s and/or any of its Affiliates; provided, that for purposes of the definition of “Superior Proposal”, the references to “5%” in the definition of “Alternative Transaction Proposal” shall be deemed to be references to “50%”.

4.

Moody’s hereby agrees in good faith to notify the Company as promptly as practicable (and in no event more than 24 hours) following its determination not to pursue the Possible Transaction, and, upon such notice by Moody’s, the Company shall have the right to immediately terminate this Agreement.

5.

Unless and until a written definitive written agreement between Moody’s and the Company with respect to the Possible Transaction has been executed and delivered, neither Moody’s nor the Company will be under any legal obligation to continue discussions about, to enter into definitive written agreements for, or to consummate the Possible Transaction or any other transaction by virtue of this Agreement or any other written or oral expression with respect thereto. Neither Party shall have any obligation to authorize the Possible Transaction or any other transaction with the other Party. This Agreement shall be held confidential in accordance with the provisions of that certain Confidentiality Agreement, dated May 25, 2018 by and between the Company and Moody’s (the “Confidentiality Agreement”), except that this Agreement may be disclosed in any proxy statement, registration statement or other filing required under United States securities laws relating to the Possible Transaction.

6.

This Agreement shall be binding upon and inure solely to the benefit of the parties hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

7.

This Agreement may be amended only pursuant to a written instrument signed by the parties hereto. No failure or delay by any Party in exercising any of its rights hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof. If any provision of this Agreement is held to be invalid, void or unenforceable, the remainder of the provisions of this Agreement will remain in full force and effect.

8.

This Agreement, and any dispute, claim, legal action, suit, proceeding or controversy rising out of or relating hereto, shall be governed by, and construed in accordance with, the Law of the State of Maryland, without regard to conflict of law principles thereof. Each Party (a) irrevocably and unconditionally submits to the personal jurisdiction of the Chosen Courts (as defined below), (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that any action or proceeding arising out of or relating to this Agreement shall be brought, tried and determined only in a state or federal court located in Baltimore City, Maryland (the “Chosen Courts”), (d) waives any claim of improper venue or any claim that the Chosen Courts are an inconvenient forum, and (e) agrees that it will not bring any action arising out of or relating to this Agreement in any court other than the Chosen Courts.

[Signature Page Follows]

Each party hereby confirms that it has all requisite power and authority, including any necessary approval by its governing body, to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same document. If the foregoing accurately sets forth our agreement, please execute this Agreement where indicated and return a copy to us.

Very truly yours,

Moody’s Corporation

By:	/s/ David Platt
Name: David Platt
Title: Managing Director, Head of
Corporate Development

Address for Notice:

Moody’s Corporation
7 World Trade Center 250 Greenwich Street New York, New York 10007

Attn: Richard Steele
Email: Rich.Steele@moodys.com

AGREED AND ACKNOWLEDGED
(as of the date first indicated above):

Reis, Inc.

By:	/s/ Lloyd Lynford
Name: Lloyd Lynford
Title: President and Chief Executive Officer

Address for Notice:

Reis, Inc.
1185 Avenue of the Americas
New York, New York 10036

Attn: Lloyd Lynford
E-mail: Llynford@reis.com